S A M E X M I N I N G C O R P.
301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488

Fax:  (604) 870-9930

Item 2:

Date of Material Change

June 26, 2007

Item 3:

News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on June 26, 2007 and was disseminated through the wire services   of CCN Matthews.

Item 4:

Summary of Material Change

SAMEX has retained Brazen Financial Corp. of North Vancouver, British Columbia, as Consultant to provide investor relations services for the Company pursuant to a   Consulting Agreement dated for reference June 22, 2007.

Item 5:

Full Description of Material Change

SAMEX has retained Brazen Financial Corp. of North Vancouver, British Columbia, as   Consultant to provide investor relations services for the Company pursuant to a   Consulting Agreement (the “Agreement”) dated for reference June 22, 2007.  Brazen   Financial (the “Consultant”) is a corporation owned and controlled by Mr. Jamie Punt   and Ms. Gabriella Poato.  Mr. Jamie Punt is the key employee of the Consultant and will provide the services to SAMEX on its behalf.

As a condition of the Agreement the Consultant will be entitled to receive incentive stock options to purchase 200,000 common shares of SAMEX at a price of $0.85 per share for a term of five (5) year(s) or the expiry of the Agreement or any extension   thereof, if earlier.  Such options will be subject to quarterly vesting provisions and   certain other conditions.  The Agreement will continue in effect for a period of 18 months commencing on June 22, 2007.  The Consultant will commence on a ¾ time   basis, moving to full time during the first 9 months of the Agreement.  The Consultant   is entitled to a fee of $7,500 per month (on a ¾ time basis) increasing to $10,000 per   month (full time), plus re-imbursement of approved expenses.

The Consultant will assist with general investor relations services for SAMEX, focusing on continued development of the Company’s relationships with brokers,   analysts and fund managers, together with such other activities as may be determined by the Company from time to time.

Item 6:

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7:

Omitted Information

There is no omitted information.

Item 8:

Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Larry McLean Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Item 9:

Date of Report

Dated at Abbotsford, British Columbia, the 26th day of June, 2007.

“Larry D. McLean”

Director